

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

      Re: MANSE USA LLC
          Amendment No. 6 to Draft Offering Statement on Form 1-A
          Submitted August 9, 2024
          CIK No. 0001982659

Dear Christophe Vattier:

      We have reviewed your amended draft offering statement and have the following comment(s).

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Amendment No. 6 to Draft Offering Statement on Form 1-A

Characteristics of a Roy, page 10

1.   We note your response to prior comment 2. With a view to providing enough information so that investors can understand the limitation set forth in Rule 251(d)(2)(i)(C), please consider providing an example of the operation of the investment limits on a hypothetical investor.

The Algorithm, page 11

2.   We note your revised disclosure in response to prior comment 3. In this regard, we note the following statements:
   - the "foregoing sources are each correlated to a given Talent's probable future income;"
   - "[a]ccounts with a higher follower counts on Instagram (and positive trends in

follower counts) command higher fees for sponsored (paid) posts;"

- the "level of engagement on each post (i.e., the amount of users who "like," comment on, or otherwise interact with a Talent's Instagram post) also affects how much a Talent can charge for a sponsored post on their profile, as higher engagement among followers implies a greater likelihood of them engaging with the sponsored post;"
- the " number of sponsored posts made by a Talent directly numbers the amount of sponsored posts that a Talent is selling to advertisers" and
- the "geographic provenance of followers also affects how much a Talent is able to charge for a sponsored post, as followers from certain countries can be seen as more "valuable" to advertisers, depending on the product or service being advertised."

Please provide the basis for these statements or qualify them as management's belief.

<u>The Royaltiz.com Website, page 12</u>

3. We note your reponse to prior comment 5. Please supplementally confirm your understanding that securities offered pursuant to a continuous offering under Rule 251(d)(3)(i)(F) cannot be reserved for certain investors. In this regard, an issuer must be willing and ready to offer all securities qualified pursuant to such provision within 2 calendar days of qualification.

4. We note that the illustrative sheet does not reflect the current terms of your offering. Please supplementally confirm that any information available to investors will be updated to accurately reflect the current terms of your offering and any restrictions on investors' investments, such as the investment limits set forth in Rule 251(d)(2)(i)(C).

<u>General</u>

5. We note your disclosure that "[t]he monthly yield is equal to one-twelfth of the yearly yield" and that "[y]ield payments are paid to holders of Roys on a monthly basis." We also note that the "minimum yield for any Roy is 2% of the Roy's nominal value . . . per year." Please tell us what consideration you gave to clearly articulating the i) guaranteed minimum monthly yield payments and ii) guaranteed minimum annual yield for any Roy in your Participation Agreement. Alternatively, please advise where in the Participation Agreement such discussion is available.

Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Simon Wood, Esq.